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                              September 29, 2021

       Billy Cho
       Chief Financial Officer
       Zai Lab, Ltd.
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong
       Shanghai, China

                                                        Re: Zai Lab, Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-38205

       Dear Mr. Cho:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Part I
       Item 1. Business, page 1

   1. At the onset of Part 1, provide prominent disclosure about the legal and operational risks associated with being
based in or having the majority of the company   s operations in
                                                        China. Your disclosure
should make clear whether these risks could result in a material change in your
operations and/or the value of your ADSs or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related data
security or anti-monopoly concerns, has or may impact the
                                                        company   s ability to
conduct its business, accept foreign investments, or list on an U.S. or
 Billy Cho
FirstName  LastNameBilly Cho
Zai Lab, Ltd.
Comapany 29,
September  NameZai
               2021 Lab, Ltd.
September
Page  2    29, 2021 Page 2
FirstName LastName
         other foreign exchange. Your Business section should address, but not necessarily be limited to, the risks highlighted in Part 1.
2. At the onset of Part 1, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary with a different domicile than the holding company. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

3. On page 1 and as a separate risk factor under Item 1A, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, including approvals needed to transfer scientific data as discussed on page 89. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied, including those related to the transfer of scientific data.
4. In your Business section and as a separate risk factor, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.
Summary of Significant Risk Factors, page iii

5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert
 Billy Cho
Zai Lab, Ltd.
September 29, 2021
Page 3
         more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 1A. Risk Factors, page 61

6. Revise your risk factors to acknowledge that if the PRC government determines that your offshore corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner at (202) 551-3744 or Kevin Vaughn at
(202) 551-
3494 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBilly Cho                                     Sincerely,
Comapany NameZai Lab, Ltd.
                                                                Division of
Corporation Finance
September 29, 2021 Page 3                                       Office of Life
Sciences
FirstName LastName